Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July […], 2021

VIA EDGAR TRANSMISSION

Mr. Quinn Kane
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-6229
Investment Company Act Registration No: 811-1040
Rockefeller Climate Solutions Fund (S000072137)

Dear Mr. Kane,

The purpose of this letter is to respond to the oral comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2021 regarding the Trust’s Post-Effective Amendment No. 761 (“PEA No. 761”) to its registration statement, filed on behalf of its series, Rockefeller Climate Solutions Fund, (the “Fund”). PEA No. 761 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on March 26, 2021 for the purpose of registering the Fund as a new series of the Trust. The Trust is filing this PEA No. […] (“PEA No. […]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s response to your comment is as follows:

1.Staff Comment: Please state the Fund’s policy as it pertains to concentration.

Response: The Trust responds by adding the following language to the fundamental investment restrictions: “The Fund will invest at least 25% of its net assets in the climate change mitigation and adaptation industry.”

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

__________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers